==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                   ----------

                          ALLIED WASTE INDUSTRIES, INC.
                                (Name of Issuer)

Series A Senior Convertible Preferred Stock,                019589
          par value $0.10 per share                     (CUSIP number)
       (Title of class of securities)

                              Michael Nissan, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  July 30, 1999
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 54 pages)

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783775 v01
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
CUSIP No. 019589                                                13D                                            Page 2 of 54 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 GREENWICH STREET INVESTMENTS II, LLC
                          S.S. OR I.R.S. IDENTIFICATION NO.                        13-4012044
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) / /
                                                                                                               (b) /X/
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  / /
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                  0
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                        5,555,555.6
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                     5,555,555.6
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                           0
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              5,555,555.6
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                   / /
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        3.0%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               OO
----------------------    -------------------------------------------------------------------------------------------------------

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


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
CUSIP No. 019589                                                13D                                            Page 3 of 54 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 GREENWICH STREET CAPITAL PARTNERS II, L.P.
                          S.S. OR I.R.S. IDENTIFICATION NO.                        13-4012047
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) / /
                                                                                                               (b) /X/
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  / /
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                  0
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                        5,555,555.6
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                     4,968,555.5
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                           0
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              5,555,555.6
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                   / /
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        3.0%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               PN
----------------------    -------------------------------------------------------------------------------------------------------




-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 019589                                                13D                                            Page 4 of 54 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 GSCP OFF SHORE FUND, L.P.
                          S.S. OR I.R.S. IDENTIFICATION NO.                        52-2110184
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) / /
                                                                                                               (b) /X/
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  / /
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Cayman Islands
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                  0
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                        5,555,555.6
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                     168,333.3
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                           0
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              5,555,555.6
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                   / /
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        3.0%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                             PN
----------------------    -------------------------------------------------------------------------------------------------------




-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 019589                                                13D                                            Page 5 of 54 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 GREENWICH FUND, L.P.
                          S.S. OR I.R.S. IDENTIFICATION NO.                        13-4012046
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) / /
                                                                                                               (b) /X/
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  / /
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                  0
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                        5,555,555.6
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                     103,555.6
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                           0
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              5,555,555.6
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                   / /
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        3.0%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               PN
----------------------    -------------------------------------------------------------------------------------------------------


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
CUSIP No. 019589                                                13D                                            Page 6 of 54 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 GREENWICH STREET EMPLOYEES FUND, L.P.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON                                          ------------
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) / /
                                                                                                               (b) /X/
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  / /
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                  0
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                        5,555,555.6
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                     290,611.1
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                           0
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              5,555,555.6
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                   / /
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        3.0%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               PN
----------------------    -------------------------------------------------------------------------------------------------------





-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 019589                                                13D                                            Page 7 of 54 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 TRV EXECUTIVE FUND, L.P.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON                                          ------------
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) / /
                                                                                                               (b) /X/
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  / /
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                  0
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                        5,555,555.6
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                     24,500
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                           0
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              5,555,555.6
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                   / /
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        3.0%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               PN
----------------------    -------------------------------------------------------------------------------------------------------



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


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
CUSIP No. 019589                                                13D                                            Page 8 of 54 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 ALFRED C. ECKERT III
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) / /
                                                                                                               (b) /X/
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  / /
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              United States
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                          See Item 5
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                        See Item 5
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                     See Item 5
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                   See Item 5
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              5,555,555.6 - See
                                                                                                              Item 5 (not to be
                                                                                                              construed as an
                                                                                                              admission of
                                                                                                              beneficial ownership)
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                   / /
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        3.0%
                                                                                                                     See Item 5
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------


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
CUSIP No. 019589                                                13D                                            Page 9 of 54 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 KEITH W. ABELL
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) / /
                                                                                                               (b) /X/
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  / /
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              United States
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                          See Item 5
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                        See Item 5
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                     See Item 5
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                   See Item 5
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              5,555,555.6 - See
                                                                                                              Item 5 (not to be
                                                                                                              construed as an
                                                                                                              admission of
                                                                                                              beneficial ownership)
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                   / /
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        3.0%
                                                                                                                     See Item 5
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------





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
CUSIP No. 019589                                                13D                                            Page 10 of 54 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                SANJAY H. PATEL
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) / /
                                                                                                               (b) /X/
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  / /
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              India
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                          See Item 5
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                        See Item 5
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                     See Item 5
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                   See Item 5
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              5,555,555.6 - See
                                                                                                              Item 5 (not to be
                                                                                                              construed as an
                                                                                                              admission of
                                                                                                              beneficial ownership)
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                   / /
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        3.0%
                                                                                                                     See Item 5
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------


ITEM 1.        SECURITY AND ISSUER.

               The class of equity securities to which this Statement on
Schedule 13D (this "Statement") relates is the Series A Senior Convertible Preferred Stock, par value $0.10 per share (the "Preferred Stock"), of Allied Waste Industries, Inc., a Delaware corporation ("Allied"). The principal executive offices of Allied are located at 15880 North Greenway-Hayden Loop, Suite 100, Scottsdale, Arizona 85260.

ITEM 2.        IDENTITY AND BACKGROUND

               This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) Greenwich Street Capital Partners II, L.P., a Delaware limited partnership ("GSCP II"), (2) GSCP Offshore Fund, L.P., a Cayman Islands exempted limited partnership ("GSCP Offshore"), (3) Greenwich Fund, L.P., a Delaware limited partnership ("Greenwich Fund"), (4) Greenwich Street Employees Fund, L.P., a Delaware limited partnership ("Employees Fund"), (5) TRV Executive Fund, L.P., a Delaware limited partnership ("TRV" and, together with GSCP II, GSCP Offshore, Greenwich Fund and Employees Fund, the "Greenwich Street Funds"), (6) Greenwich Street Investments II, L.L.C., a Delaware limited liability company ("GSI"), (7) Alfred C. Eckert III, (8) Keith W. Abell and (9) Sanjay H. Patel.

               GSCP II, Greenwich Fund, Employees Fund and TRV are Delaware limited partnerships which make investments for long term appreciation. GSCP Offshore is a Cayman Islands exempted limited partnership which makes investments for long term appreciation. GSI is the general partner of the Greenwich Street Funds.

               Alfred C. Eckert III, Keith W. Abell and Sanjay H. Patel are the managing members of GSI. Each of Messrs. Eckert, Abell and Patel is an executive employee of Greenwich Street Capital Partners, Inc.

               The address of the principal business and office of each of the Greenwich Street Funds and GSI is 388 Greenwich Street, New York, New York 10013.

               The business address for each of Messrs. Eckert, Abell and Patel, the Greenwich Street Funds and GSI is c/o GSCP, Inc., 388 Greenwich Street, New York, New York 10013

               During the past five (5) years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

               Sanjay H. Patel is a citizen of India. All other natural persons listed in this Item 2 are citizens of the United States. GSI, GSCP II, Greenwich Fund, Employees Fund and TRV are each organized under the laws of Delaware. GSCP
Offshore is organized under the laws of the Cayman Islands.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               The general partners and limited partners of the Greenwich Street Funds contributed $100,000,000 for the purchase of 100,000 shares of the Preferred Stock.

ITEM 4.        PURPOSE OF TRANSACTION.

               The Greenwich Street Funds have entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") dated July 30, 1999, among Allied, the Greenwich Street Funds, Apollo Investment Fund III, L.P. and certain of its affiliates ("Apollo"), Blackstone Capital Partners II Merchant Banking Fund L.P. and certain of its affiliates ("Blackstone") and DLJ Merchant Banking Partners II, L.P. and certain of its affiliates ("DLJ") to acquire 100,000 shares of Preferred Stock for general investment purposes.

ITEM 5.        INTEREST IN SECURITIES OF ISSUER.

(a) and (b)

               Pursuant to the terms of the Stock Purchase Agreement, on July 30, 1999 (the "Closing Date"), the Greenwich Street Funds purchased 100,000 shares of Preferred Stock, which are convertible into an aggregate of 5,555,555.6 shares of common stock, par value $0.01 per share, of Allied (the "Common Stock"). Upon the Closing Date, the Greenwich Street Funds' ownership of the outstanding Common Stock was 3.0%, on an as-converted basis. In connection with the Stock Purchase Agreement, Allied, the Greenwich Street Funds, Apollo, Blackstone and DLJ entered into a Second Amended and Restated Shareholders Agreement (the "Shareholders Agreement") which is attached as Exhibit 1 hereto.

               While each of the Reporting Persons may be deemed to beneficially own the Shares held by the Greenwich Street Funds and by Apollo, Blackstone and DLJ (collectively, the "Investors' Shares"), each of the Reporting Persons disclaims beneficial ownership of those Investors' Shares held by Apollo, Blackstone and DLJ.

               By virtue of their position as managing members of GSI, Messrs. Eckert, Abell and Patel may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Investors' Shares that may be deemed to be owned beneficially by GSI. Each of Messrs. Eckert, Abell and Patel disclaims beneficial ownership of the Investors' Shares.

               Subject to market conditions, the standstill provisions contained in the Shareholders Agreement and other factors, the Greenwich Street Funds or their affiliates may acquire or dispose of shares of Allied from time to time in future open-market, privately negotiated or other transactions, may enter into agreements with third parties relating to acquisitions of securities issued or to be issued by Allied, may enter into agreements with the management of Allied relating to acquisitions of shares of Allied by members of management, issuances of options to management or their employment by the surviving corporation, or may effect other similar agreements or transactions.

(c)  None.

(d) and (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               The response to Items 3, 4 and 5 of this Statement are incorporated herein by reference.

               Pursuant to the terms of the Shareholders Agreement, for a period of ten years following the Closing Date (or until the holdings of the Shareholders decrease below certain levels or certain other events occur), the Shareholders are prohibited from engaging in certain transactions with respect to the voting stock of Allied, including certain acquisitions or dispositions of stock of Allied and certain actions with respect to election of directors of Allied. Apollo and Blackstone hold rights to appoint certain members to the Board of Directors of Allied. None of the Greenwich Street Funds hold any rights in respect of the appointment of members to the Board of Directors of Allied.

               Following the first anniversary of the Closing Date, the Greenwich Street Funds have the right to dispose of their Preferred Stock in accordance with the provisions of Rule 144 promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended.

               This description of the Shareholders Agreement is qualified in its entirety by reference to the Shareholders Agreement, a copy of which has been filed as Exhibit 1 to this Statement and is incorporated herein by reference.

               The following is a summary of certain terms of the Preferred
Stock:

               Liquidation Preference. The Preferred Stock has a liquidation preference of $1,000 per share, plus all accrued and unpaid dividends (the "Liquidation Preference").

               Dividends. Holders of Preferred Stock are entitled to receive quarterly dividends at an annual rate as follows, but in no event less than the aggregate quarterly dividend last declared with respect to the aggregate shares of Common Stock into which the Preferred Stock is then convertible: (i) with respect to quarterly dividends accruing prior to the date on which stockholder approval for the conversion of the Preferred Stock to Common Stock ("Stockholder Approval") has been obtained, (A) 6.5% of the Liquidation Preference per annum during the first six months after the date of issuance of the Preferred Stock (the "Issue Date"), and (B) thereafter, 6.5% of the Liquidation Preference per annum plus an additional 1% of the Liquidation Preference per annum for each six month period after the Issue Date until Stockholder Approval is obtained (but not to exceed 12% of the Liquidation Preference per annum), and (ii) with respect to quarterly dividends accruing on or after

Stockholder Approval has been obtained, 6.5% of the Liquidation Preference per annum; provided, that after the tenth anniversary of the Issue Date, dividends shall accrue at the rate of 12% of the Liquidation Preference per annum.

               Notwithstanding the foregoing, any dividends accruing on or after the fifth anniversary of the Issue Date which are not paid in cash on the applicable dividend payment date shall accrue at 12% of the Liquidation Preference per annum.

               All dividends on the Preferred Stock that are not paid in cash as of the applicable dividend payment date will be added to the Liquidation Preference and will thereafter no longer be payable in cash.

               Conversion Rights. From and after receipt of the Stockholder Approval, at the option of the holder, the Preferred Stock will be convertible into the number of fully paid and nonassessable shares of Common Stock equal to the aggregate Liquidation Preference of the shares of Preferred Stock being converted divided by $18.00, subject to adjustment in certain cases. For so long as Stockholder Approval has not been obtained, the Preferred Stock is convertible at the option of the holder into the number of shares of a newly created series of junior preferred stock (the "Junior Preferred Stock") determined pursuant to the preceding sentence. The Junior Preferred Stock is non-redeemable and has at least all rights of a share of Common Stock, including the right to participate no less than pari passu with the Common Stock as to dividends and any other distributions declared on the Common Stock and payment upon liquidation and the right to vote with the Common Stock on a share for share basis. The conversion privileges set forth above include customary anti-dilution protection.

               Optional Redemption. The Company does not have the right to redeem the Preferred Stock prior to the later of (a) the third anniversary of the Issue Date and (b) receipt of Stockholder Approval. Thereafter, the Company will have the right, upon 30 days' prior notice, to redeem the Preferred Stock, in whole but not in part, at the Liquidation Preference; provided, if such redemption is prior to the fifth anniversary of the Issue Date, the Company will have such right only if the average closing price of the Common Stock for thirty consecutive trading days exceeds 150% of the conversion price then in effect.

               Ranking. The Preferred Stock ranks senior to all existing and future classes of common or preferred stock of the Company.

               Voting Rights. Holders of Preferred Stock and Junior Preferred Stock have the right to vote, together with the Common Stock, as a single class, on all matters on which holders of the Common Stock are entitled to vote, based upon the number of shares of Common Stock then issuable upon the conversion of such Preferred Stock or in lieu of whose issuance the Junior Preferred Stock was issued. The holders of the Preferred Stock and the Junior Preferred Stock are each entitled to vote as a separate class with respect to amendments to the Company's certificate of incorporation, by merger or otherwise, that adversely affect the rights of each such class of stock. In addition, for so long as any shares of Preferred Stock or Junior Preferred Stock are outstanding, the holders of Preferred Stock and Junior Preferred Stock, voting separately as a class, have the right to elect the number of directors of the

Company that Apollo and Blackstone and their affiliates would be entitled to elect as described below.

               Change of Control. Upon a change of control, the Company will offer to purchase any and all shares of Preferred Stock at 101% of the Liquidation Preference.

               The Company has agreed to use its best efforts to obtain Stockholder Approval and has entered into certain specific undertakings in that regard. In addition, the Investors have agreed to vote in favor of approval of the conversion of the Preferred Stock to Common Stock.

               The Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Company's board, to acquire additional shares of preferred stock or common stock from time to time or to sell or otherwise dispose of all or part of the Preferred Stock, Junior Preferred Stock or Common Stock beneficially owned or acquired by them in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Statement to reflect such change.

               Nothing in this Statement shall be construed as an admission that the Reporting Persons and any other persons or entities constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. Further, the Reporting Persons disclaim any pecuniary interest in any securities of the Company held by any other person or entity.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Second Amended and Restated Shareholders Agreement, dated July 30, 1999, among Allied, the Greenwich Street Funds, DLJ, Apollo and Blackstone.

Exhibit 2: Joint Filing Agreement, dated August 9, 1999 by and among the Reporting Persons.

                                    SIGNATURE

The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this Statement is true, complete and correct.

Dated:  August 9, 1999       GREENWICH STREET CAPITAL PARTNERS II, L.P.
                             GSCP OFFSHORE FUND, L.P.
                             GRENWICH FUND, L.P.
                             GREENWICH STREET EMPLOYEES FUND, L.P.
                             TRV EXECUTIVE FUND, L.P.

                             By: Greenwich Street Investments II, L.L.C., their general partner


                                      By:  /s/ Sanjay H. Patel
                                         --------------------------------------
                                         Name: Sanjay H. Patel
                                         Title: Managing Member


                             GREENWICH STREET INVESTMENTS II, L.L.C.,


                             By:  /s/ Sanjay H. Patel
                                -----------------------------------------------
                                Name:  Sanjay H. Patel
                                Title: Managing Member


                             /s/ Alfred C. Eckert III
                             ---------------------------
                             Alfred C. Eckert III


                             /s/ Keith W. Abell
                             ---------------------------
                             Keith W. Abell



                             /s/ Sanjay H. Patel
                             ---------------------------
                             Sanjay H. Patel

                                  EXHIBIT INDEX

Exhibit 1: Second Amended and Restated Shareholders Agreement, dated July 30, 1999, among Allied, the Greenwich Street Funds, DLJ, Apollo and Blackstone.

Exhibit 2: Joint Filing Agreement, dated August 9, 1999 by and among the Reporting Persons.